UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from to

Commission File Number: 0-18859

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Sonic Corp. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sonic Corp. 300 Johnny Bench Drive Oklahoma City, Oklahoma 73104

Sonic Corp. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedules

As of December 31, 2010 and 2009, and for the Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sonic Corp. Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Sonic Corp. Savings and Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Oklahoma City, Oklahoma

May 26, 2011

Sonic Corp. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009

Investments (at fair value)	$26,193,823	$ 22,310,769

Receivables:
Contributions:
Participants	98,453	57,064
Employer	176,426	35,752
Notes receivable from participants	668,289	651,074
Other	16,457	15,225
Total receivables	959,625	759,115

Total assets	27,153,448	23,069,884

Liabilities:
Other	20,141	7,651

Net assets available for benefits, at fair value	27,133,307	23,062,233

Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust	(66,281)	(5,540)

Net assets available for benefits	$27,067,026	$ 23,056,693

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions:
Investment income:
Net appreciation in fair value of investments	$ 2,095,976
Interest and dividends	311,087
Total net investment income	2,407,063

Interest income on notes receivable from participants	35,825

Contributions:
Participants	1,786,786
Employer	1,153,085
Rollover	12,601
Total contributions	2,952,472
Total additions	5,395,360

Deductions:
Benefit payments	1,343,172
Administrative expenses	41,855
Total deductions	1,385,027

Net increase in net assets available for benefits	4,010,333
Net assets available for benefits at beginning of year	23,056,693
Net assets available for benefits at end of year	$ 27,067,026

See accompanying notes.

Sonic Corp. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2010

1.  Description of the Plan

General

The Sonic Corp. Savings and Profit Sharing Plan (“the Plan”), as amended and restated April 1, 2010, and as further amended by the First Amendment dated effective October 1, 2010, the Second Amendment dated effective September 30, 2010, the Third Amendment dated effective January 1, 2011, and the Fourth Amendment dated effective April 20, 2011, is a defined contribution plan covering “eligible employees” of Sonic Corp. (“the Employer” or “the Company”), as defined in the Plan agreement. Generally, an employee is eligible to participate in the Plan if the employee is 21 years old or older and has completed one year of service with the Company. Effective January 1, 2011, only 90 days of service is required for salary deferral, but one year of service for matching contributions. An eligible employee’s entry date into the Plan is the first day of the next calendar quarter (January 1st, April 1st, July 1st, October 1st) following the date on which the employee satisfies the eligibility requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Reference should be made to the Plan agreement for more complete information.

Contributions

Participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document. Effective April 1, 2010, a salary deferral contribution will automatically be made for each newly eligible participant in the amount of 1% of the participant’s plan year compensation, unless the participant elects to defer an amount other than 1%. Prior to April 1, 2010, an automatic salary deferral contribution of 3% of the participant’s plan year compensation was made. Participants may also roll over amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan limits a participant’s contributions to the Sonic Stock investment fund to 25% of the participant’s total contributions. For employees hired prior to April 1, 2010, a participant was required to complete only three months of consecutive employment to be eligible to enroll in the Plan and receive matching contributions. For employees hired after April 1, 2010, a participant is required to complete one year of employment to be eligible to enroll in the Plan and receive matching contributions. Sonic will make a matching contribution in an amount equal to 100% of the first 3% of the participant’s salary deferral contributions and 50% of the participant’s second 3% of salary deferral contributions. See note 7 – Subsequent Events for a discussion of Plan amendments effective in 2011.

Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. Contributions are subject to certain limitations. No such discretionary contribution was made for 2010.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company contributions is based on years of continuous service. A participant is 100% vested after six years of credited service, with 20% vesting after two years of service, followed by additional 20% annual increments through the sixth year.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings and charged with applicable administrative expenses. Allocations are based on participant compensation or account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts may be used to pay plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeitures used to pay plan expenses for the year ended December 31, 2010 were approximately $42,000. Included in the Plan assets at December 31, 2010 and 2009, were $120,187 and $62,725, respectively, of unallocated forfeited non-vested accounts.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Participants are limited to two outstanding loans at any one time. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested interest or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy.

Administration

The Plan is administered by the Sonic Corp. Savings and Profit Sharing Plan Administrative Committee of the Company. Certain administrative expenses incurred by the Plan may be paid by the Company.

Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination of the Plan, the rights of participants under the

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

Plan shall become 100% vested and non-forfeitable and the net assets of the Plan would be distributed by the Plan Administrator.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.

Fair Value Measurement

Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measurement of fair value in accordance with generally accepted accounting principles, and expands the disclosures surrounding fair value measures. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1—Quoted prices in active markets for identical securities.

Level 2—Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—Significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Large Cap	$ 7,871,074	–	–	$ 7,871,074
Mid Cap	449,129	–	–	449,129
Small Cap	3,370,856	–	–	3,370,856
Balanced Fund	582,524	–	–	582,524
Bond Fund	4,373,244	–	–	4,373,244
International Fund	3,728,429	–	–	3,728,429
US Treasury	1,048,764	–	–	1,048,764
Money Market Fund	54,791			54,791
Employer Stock	1,515,789	–	–	1,515,789
Cash Reserve Account	120,187	–	–	120,187
Common Collective Trust:
Stable Pooled Fund	–	$3,079,036	–	3,079,036
	$23,114,787	$3,079,036	$ –	$26,193,823

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual Funds:
Large Cap	$ 6,475,607	–	–	$ 6,475,607
Mid Cap	300,372	–	–	300,372
Small Cap	2,522,052	–	–	2,522,052
Balanced Fund	330,044	–	–	330,044
Bond Fund	3,674,098	–	–	3,674,098
International Fund	4,122,687	–	–	4,122,687
US Treasury	469,781	–	–	469,781
Money Market Fund	68,511			68,511
Employer Stock	1,490,111	–	–	1,490,111
Cash Reserve Account	81,726	–	–	81,726
Common Collective Trust:
Stable Pooled Fund	–	$2,775,780	–	2,775,780
	$19,534,989	$2,775,780	$ –	$ 22,310,769

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at published market prices, which represent the net asset value (“NAV”) of shares held by the Plan at year end.

The Sonic common stock is held by participants in a unitized fund, which means participants do not own shares of Sonic common stock but rather own an interest in the unitized fund. The fund consists of common stock and cash equivalents to meet the fund’s daily cash needs. Unitizing the fund allows for daily trades. The value of a unit reflects the combined value of the Sonic common stock and cash held by the fund. The Plan owns the underlying assets of shares in common stock and the underlying cash.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common/collective trust fund, the Diversified Stable Pooled Fund, which is solely invested in the Wells Fargo Stable Return Fund G (“DIA Fund”).

The statements of net assets available for benefits present the fair value of the DIA Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the DIA Fund is determined by the issuer of the common/collective trust fund at year-end based on the fair value of its underlying investments. The contract value of the DIA Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

The DIA Fund is designed to deliver safety and stability by preserving principal and accumulating earnings. This DIA Fund is primarily invested in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Participant-directed redemptions have no restrictions.

Withdrawals from the DIA Fund which are due to the Plan’s initiated events will be made within the twelve month period following Diversified Investment Advisor’s (Diversified or DIA) receipt of the Plan’s written withdrawal request. Initiated events means events within the control of the Plan which Diversified reasonably determines would have an adverse financial effect on the DIA Fund including, but not limited to, a merger, layoffs, bankruptcy, full or partial Plan termination and early retirement incentive programs. During the above referenced twelve-month period, benefit distributions and participant-

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

directed transfers to non-competing funds will be permitted from the DIA Fund, subject to a 90-day equity wash provision.

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, or a decision by the administrators of the Plan to withdraw from an investment contract in order to switch to a different investment provider. The Plan Administrator does not anticipate any of these events are probable of occurring.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrator does not anticipate any of these events are probable of occurring.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires a number of new disclosures including disclosure of significant transfers in or out of Level 1 and Level 2 and the reasons for such transfers, an entity’s policy for determining when transfers between levels are recognized, the valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Level 2 or Level 3 and requires the changes in Level 3 fair value measurements to be disclosed separately rather than net. In addition, this update seeks to improve transparency by requiring fair value measurement disclosures for each class of assets and liabilities. This pronouncement is

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

effective for reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements which are effective for fiscal years beginning after December 15, 2010. The Plan adopted this pronouncement in its entirety effective beginning on January 1, 2010. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.” ASU 2010-25 was issued to clarify how loans to participants should be classified and measured by defined contribution plans. ASU 2010-25 requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This pronouncement is effective for fiscal years ending after December 15, 2010 and shall be applied retrospectively. The Plan adopted this pronouncement on a retrospective basis effective beginning on January 1, 2010. Prior to the adoption of this pronouncement, participant loans were held as an investment and carried at fair value. The Plan has reclassified amounts previously reported to conform to the current presentation. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect that the provisions of this pronouncement will have on its financial statements.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

3.  Investments

The Plan’s investments are held by an appointed trust company. The Plan’s recordkeeper is DIA and the trustee for the Plan is State Street Bank and Trust Company (“SSBT”). The following represents the fair value of investments that represent 5% or more of the Plan’s net assets:

	December 31,
	2010		2009

American Funds EuroPacific Growth Fund/ A	$3,243,776		$ 3,907,504
American Funds Growth Fund of America/ A	3,667,174		2,994,046
Diversified Stable Pooled Fund	3,079,036	**	2,775,780	**
Dreyfus Intermediate Term Income Fund	3,847,133		3,347,181
Invesco Small Cap Growth Fund	1,398,045		*
Invesco Small Cap Value Fund	1,972,811		1,457,222
Invesco Van Kampen Growth and Income A	4,203,900		3,481,561
Sonic Corp. common stock	1,515,789		1,490,111

*	Amount did not represent 5% or more of the Plan’s net assets as of the period indicated.

** Contract value as of December 31, 2010 and 2009 was $3,012,755 and $2,770,240, respectively.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value for the year ended as follows:

Year ended December 31, 2010

Mutual Funds	$ 2,004,100
Common Collective Trust Fund	75,372
Employer Stock Fund	16,504

Net appreciation in fair value of investments	$ 2,095,976

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 15, 2007 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5.  Related-Party Transactions

The DIA Fund is managed by DIA. Because DIA is the Plan’s recordkeeper, transactions involving the DIA Fund qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in a unitized fund holding the Company’s common stock. Because the Company is the Plan Sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. Another party-in-interest to the Plan is SSBT, which serves as the passive trustee for the Plan. In this capacity, SSBT serves as the legal trustee of the Plan; however, as is permitted under the terms of the trust between SSBT and the Plan, SSBT has contracted with DIA for DIA to provide certain necessary duties and responsibilities for the operation of the trust. All of these transactions are exempt from the prohibited transaction rules.

6.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2010	2009

Net assets available for benefits per the financial statements	$27,067,026	$23,056,693
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust	66,281	5,540
Net assets available for benefits per the Form 5500	$27,133,307	$23,062,233

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

The following is a reconciliation of the net increase per the financial statements to the net income per the Form 5500:

Year Ended December 31, 2010

Net increase per the financial statements	$ 4,010,333
Adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2010	66,281
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust at December 31, 2009	(5,540)
Net income per the Form 5500	$ 4,071,074

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

7.  Subsequent Events

Two amendments were adopted to the Plan in 2011, the Third Amendment executed effective January 1, 2011 and the Fourth Amendment executed April 20, 2011, but which provides an effective date of January 1, 2011 for most provisions. These amendments made the following changes to the Plan:

(1)

Compensation was defined to include a compensation limit not to exceed the Economic Growth and Tax Relief Reconciliation Act of 2001. Compensation was also further defined to exclude items that are not considered compensation under the terms of the Plan.

(2)

Eligible employees who satisfy the age requirement of 21 years and 90 days of service may begin contributing to the Plan. The Company will not match these contributions until the one year service requirement, discussed above, has been met. A special entry date of July 1, 2011 for employees hired after April 1, 2010 and before December 31, 2010 was provided to incorporate the new 90 day service requirement.

Sonic Corp. Savings and Profit Sharing Plan

Notes to the Financial Statements (continued)

(3)	Effective as of April 1, 2011, the Company will continue to match the first 3% of participant contributions at 100%. The second 3% of participant contributions will be matched by the Company as follows:

Years of Service	Employer Match(1)
Less than 10 years (50% of next 3% salary deferral)	1.50%

Between 10 years and 20 years (75% of next 3% salary deferral)	2.25%

More than 20 years (100% of next 3% salary deferral)	3.00%

(1)     Amount represents employer match for second 3% of participant contributions. Salary deferral contributions that exceed 6% of the participants compensation, as defined by the Plan, will not be taken into account when calculating matching contributions.

(4)

Nonelective contributions may be made to the Trust Fund each Plan year on behalf of each participant at the discretion of the Employer. Each participant must be a corporate eligible employee and employed on the date the elective contribution is made.

(5)

Any amounts forfeited under any provision of this plan during a Plan year will be applied in the following manner. First, the balance will be used to correct any improper exclusion of eligible employees. Second, the balance will be used to reduce the Plan’s ordinary and necessary administrative expenses for the succeeding Plan year.

(6)

The Plan will maintain the Sonic Stock Fund (“Fund”) as an investment fund within the Plan. This Fund will invest solely in Sonic stock which is currently traded on the over-the-counter market with price quotations reported on the NASDAQ National Market System. No Participant will be allowed to direct more than 25% of each single salary deferral contribution or catch-up contribution to be invested in this Fund. All Plan assets in the Sonic Stock Fund are carried in units as opposed to actual Sonic stock. Participants will be allocated an undivided percentage interest, denominated in units, in the entire Fund, representing the portion of the Fund allocated to their account balances.

Supplemental Schedules

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Plan Number 001

EIN: 73-1371046

Year Ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002–51
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 87,474	$ –	$ 87,474(1)	$ –	$ –

(1)

Represents delinquent participant contributions and loan repayments from one pay period in 2010. The Company remitted the delinquent participant contributions and loan repayments as well as lost earnings to the Plan during 2010. The Company intends to file the required Form 5330, Return of Excise Taxes Related to Employee Benefit Plans.

Sonic Corp. Savings and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Plan Number 001

EIN: 73-1371046

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value

*	State Street Bank and Trust Company	Cash Reserve Account	$ 120,187
	American Funds EuroPacific Growth Fund/ A	78,409 shares	3,243,776
	American Funds Growth Fund of America/ A	120,472 shares	3,667,174
	American Funds Income Fund	35,240 shares	582,524
	Columbia Mid Cap Value Fund	20,879 shares	281,037
*	Diversified Stable Pooled Fund – Wells Fargo Stable Return Fund G	191,137 shares	3,079,036
	Dreyfus Intermediate Term Income Fund	294,123 shares	3,847,133
	Federated Treasury	1,048,764 shares	1,048,764
	Invesco Small Cap Growth Fund	48,900 shares	1,398,045
	Invesco Small Cap Value Fund	73,203 shares	1,972,811
	Invesco Van Kampen Growth and Income A	218,725 shares	4,203,900
	Lazard Emerging Markets Fund	21,841 shares	484,653
	Oppenheimer International Bond Fund	80,455 shares	526,111
	Thornburg Core Growth Fund	10,415 shares	168,092
*	Sonic Corp. common stock	149,803 shares	1,515,789
*	State Street Institutional Liquid Reserves Fund	54,791 shares	54,791
*	Participant Loans	Interest rates from 4.25% to 9.53% with varying maturities	668,289
			$ 26,862,112

*Indicates party-in-interest to the Plan.

Column (d) is not applicable as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sonic Corp. Savings and Profit Sharing Plan

By:	/s/ Claudia San Pedro
Claudia San Pedro, Chair of the Sonic
Corp. Savings and Profit Sharing Plan
Administrative Committee

Date: May 26, 2011

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm